Filed Pursuant to Rule 497(e)
File Nos. 333-195493; 811-22961

MERLYN.AI TACTICAL GROWTH AND INCOME ETF (SNUG),
a series of Alpha Architect ETF Trust
(the "Fund")

January 6, 2021

Supplement to the
Summary Prospectuses, Prospectus, and Statement of Additional Information ("SAI")
dated October 15, 2019

NOTICE OF EXPIRATION OF ADVISORY FEE WAIVER

The investment adviser of Merlyn.AI Tactical Growth and Income ETF, Empowered Funds, LLC, had contractually agreed to waive up to 25 basis points (0.25%) of its management fee to offset all or a portion of the Fund's acquired fund fees and expenses for a one year period. That waiver will expire on February 28, 2021.

Effective as of March 1, 2021, the Fund's Expense Table and Example are revised to read as follows:

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[2]	0.17%
Total Annual Fund Operating Expenses	0.92%

1 Other Expenses are estimated for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies, and are estimated for the current fiscal year.

EXAMPLE

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$94	$293

Please retain this Supplement with your Summary Prospectuses, Prospectus, and SAI.